                                                                      EXHIBIT 20

                                                                      OpTel, Inc


                                [OPTEL LOGO]


                  OPTEL, INC REPORTS RESULTS FOR THIRD QUARTER
                    AND FIRST NINE MONTHS OF FISCAL YEAR 1999

                         TELEPHONY: OPTEL ACHIEVES A 33%
                           PENETRATION OF HOMES PASSED

DALLAS, July 6, 1999 - OpTel, Inc ("OpTel") today announced its unaudited financial results for the third quarter and the first nine months of the fiscal year ending August 31, 1999 ("fiscal 1999"). Total revenues for the third quarter climbed to a record $22.1 million, a 22% growth over third quarter of fiscal 1998, and an 8% increase over the prior sequential quarter. Total revenues for the nine months ended May 31, 1999 rose to $63 million; a 40% growth over the comparable nine month period of fiscal 1998. Telephony revenues increased by 108% over third quarter of fiscal 1998 as we achieved 33% lines penetration over a substantially larger number of homes passed.

Operating and financial highlights (in thousands of dollars where appropriate) are set out below.

OPERATING HIGHLIGHTS - COMPARED TO THIRD QUARTER OF FISCAL 1998


                                                  Three Months Ended
                           -----------------------------------------------------------------
                            May 31,       Feb. 28,       Percent     May 31,         Percent
                             1999           1999          change      1998            change
                           -------------------------------------     -----------------------
FINANCIAL HIGHLIGHTS

TOTAL REVENUE              $ 22,059      $ 20,425             8%     $ 18,025           22%
    Cable television         19,823        18,912             5%       16,948           17%
    Telecommunications        2,236         1,513            48%        1,077          108%

EBITDA                     ($ 4,393)     ($ 2,670)           --      $  1,085           --


In April 1998, OpTel closed an acquisition of certain properties of Interactive Cable Systems, Inc. ("ICS"). The terms of the transaction required ICS to obtain transfer consents for certain properties, the absence of which would permit the return to ICS of these properties. During the third quarter of fiscal 1999, OpTel returned a total of 7,287 units (the "Returned Units"), consisting of 6,511 cable and 776 telecommunications units. The prior period operating statistics have been restated to reflect the Returned Units. The original and restated statistics are provided at the end of this release for comparative purposes.

UNITS UNDER CONTRACT (RESTATED TO EXCLUDE THE RETURNED UNITS)

o    587,219 units under contract, up 14% year-over-year

o 30% increase in units under contract for telecommunications from 88,955 to 115,460

o 2.7% increase in units under contract for cable television from 424,876 to 436,487

o    35,272 units under contract for high speed Internet launched in the fall of
     1998

CUSTOMER NUMBERS (RESTATED TO EXCLUDE THE RETURNED UNITS)

o Telecommunications lines up 122% to 16,560 lines with a penetration of 33.4% of passings

o Cable television customers up 1.8% to 217,750 with a penetration of 54.8% of passings

o    273 high speed internet customers

                                                                      OpTel, Inc


Commenting on the Company's results, Louis Brunel, President and Chief Executive Officer, said:

"During the third quarter of fiscal 1999, we realized a sizeable increase in revenues from both our cable and telephony operations. This increase is all the more significant in that it represents mostly organic growth above and beyond the ICS acquisition we completed and reflected in the results of third quarter of 1998. While we continued to show strong progress on the deployment of our telephony services, with our telecommunication lines more than doubling, I am particularly pleased to report an improvement of our cable growth. A good indication of this growth is the sequential quarter-over-quarter growth of 5% in cable revenues and 1.4% in cable customers (on a restated basis) from the second quarter of fiscal 1999.

We are augmenting our telephony strategy to expand our addressable market via collocation of our central office switch termination equipment within the end-offices of incumbent local exchange carriers (ILECs). Our intent is to expand our telephony business through collocation improving our time to market, deploying capital more efficiently, and promoting new Rights of Entry. We have activated 3 collocation sites in Houston with an addressable MDU market of 29,000 units. We have filed with respective ILECs, and received confirmation, to similarly collocate at 12 additional end offices in Houston and 8 in Dallas. We intend to employ direct marketing efforts to secure customers at properties that we can serve through collocation even without Rights of Entry contracts.

Internet access service deployment continues to be another area of progress. To date, we have launched our high speed Internet service at properties in Dallas, Houston, Denver, and San Francisco. While in its infancy, our Internet offering is so far exceeding our projections for early adoption.

I am pleased to welcome on board two senior managers to lead our sales and marketing efforts consistent with our strategy to reorganize and energize this effort. Dan Smith joins us as the Vice President of Sales from Intermedia Communications Inc., where he engaged in selling telephony services in competition with the ILECs. He will be responsible primarily for increasing units under contract. Rosalind Bell joins us as Vice President of Marketing. Prior to joining us, she held various key marketing management positions at Six Flags Entertainment Corporation, The Pillsbury Company, and Gillette. Most recently, she was the Vice President of Marketing at Avada Brands. She is responsible for applying her consumer marketing experience towards increasing our cable, telephony, and Internet customers.

In addition, David Curtin has joined us as Vice President of Engineering. David has extensive experience at Southern New England Telephone, where he was President of SNET Cellular, Inc. His goals are to advance our telephony initiatives and ensure efficient engineering solutions that are consistent with the quality of service reputation OpTel has nurtured to date.

As anticipated, we are reporting negative EBITDA for the third quarter of fiscal 1999. The accelerated roll-out of telephony central office switches, the deployment of switch collocation access and Internet access services, direct marketing efforts, and staff increases to further improve service quality will continue to put pressure on EBITDA. Moreover, as announced earlier, we withdrew our intended IPO during the last quarter. This resulted in a write-off of approximately $1 million in IPO related costs that are reflected in the earnings.

Having withdrawn its proposed IPO, OpTel is exploring financing alternatives to fund its operations for the following twelve months. OpTel is in preliminary negotiations with its principal shareholder, by Le Groupe Videotron Ltee, for a portion of the required financing for this period. No assurance can be given that any financing will be consummated. OpTel currently has cash on hand that it expects will be sufficient to fund its operations for approximately 90 days.

OpTel is a leading network based provider of integrated communications services, including local and long distance telephone, cable television and high speed Internet access services, to residents of multiple dwelling units in the United States. The Company currently provides cable television and telecommunications services in a number of metropolitan areas including Los Angeles, San Diego, San Francisco, Phoenix, Denver, Houston, Dallas-Fort Worth, Chicago, Indianapolis, Atlanta, Miami-Ft. Lauderdale and Orlando-Tampa. OpTel is majority owned by Le Groupe Videotron Ltee, owner of the second largest cable television operator in Canada.

                                      # # #

For further information, please contact:

Waqar Nasim
Treasurer
214-879-8257

                                                                      OpTel, Inc


FINANCIAL RESULTS FOR THE THIRD QUARTER OF FISCAL 1999

    TOTAL REVENUES. Total revenues for the third quarter of fiscal 1999 increased by $4.0 million, or 22%, to $22.1 million compared to revenues of $18 million for the third quarter of fiscal 1998.

    CABLE TELEVISION. Cable television revenues for the third quarter of fiscal 1999 increased by $2.9 million, or 17%, to $19.8 million from $16.9 million for the comparable period in fiscal 1998. This reflected a 12% increase in the average quarterly number of basic customers and an 8.5% increase in the average monthly revenue per basic customer. The average monthly revenue per basic customer increased from $27.74 for the third quarter of fiscal 1998 to $30.10 for the third quarter of fiscal 1999. The increase in average monthly revenue per basic customers mainly resulted from annual rate increases and rate increases following property upgrades. The Company increased basic penetration from 54.7% to 54.8% year-over-year.

    TELECOMMUNICATIONS. Telecommunications revenues for the third quarter of fiscal 1999 increased by 108% to $2.2 million, up from $1.1 million for the comparable period of the preceding year, reflecting a 122% increase in the number of lines compared to the restated third quarter of fiscal 1998. Since launching central office switches in Houston and Dallas during fiscal 1998, the Company has increased its efforts to market its telephone product in these markets.

    PROGRAMMING, ACCESS FEES AND REVENUE SHARING. Programming, access fees and revenue sharing increased from $7.8 million for the third quarter of fiscal 1998 to $10.5 million for the third quarter of fiscal 1999. The increased cost is primarily attributed to the customer growth mentioned above and to increases in rates charged by programming suppliers.

    CUSTOMER SUPPORT, GENERAL AND ADMINISTRATIVE. Customer support, general and administrative expenses were $15.9 million for the third quarter of fiscal 1999 compared to $9.1 million for the third quarter of fiscal 1998. The increase in customer support, general and administrative expenses was largely due to the accelerated roll-out of telephony central office switches, the deployment of switch collocation access and Internet access services, direct marketing efforts, and staff increases to further improve service quality. The third quarter expenses also include approximately $1 million in costs associated with the withdrawn initial public offering of the Company's common stock.

    EBITDA. The Company's EBITDA (earnings before interest, income taxes, and depreciation and amortization) for the third quarter of fiscal 1999 was negative $4.4 million compared to positive $1.1 million for the third quarter of fiscal 1998. EBITDA is not intended to represent cash flow from operations or an alternative to net loss, each as defined by generally accepted accounting principles.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $9.1 million for the third quarter of fiscal 1999 compared to $7.7 million for the third quarter of fiscal 1998. This increase is primarily attributable to an increase in cable and telephone systems and intangible assets resulting from continued purchases and construction of such systems and from acquisitions of businesses.

    INTEREST EXPENSE. Interest expense (net of amounts capitalized) was $11.7 million for the third quarter of fiscal 1999, a $4.1 million increase from interest expense of $7.6 million for the third quarter of fiscal 1998. This increase is attributable to higher debt levels and higher interest rates on the 11 1/2% Senior Notes than the bank facility they replaced.

    INTEREST AND OTHER INCOME. For the third quarter of fiscal 1999, interest and other income was $1.2 million, compared to $2.3 million for the third quarter of fiscal 1998 reflecting a decrease of $1.1 million. This is primarily the result of the Company having a smaller average balance of invested cash during the third quarter of fiscal 1999 than fiscal 1998. The Company invests its cash in money market funds and other short-term, high grade instruments according to its investment policy and certain restrictions of its indebtedness.

    CAPITAL EXPENDITURES. For the third quarter of 1999 the Company incurred $25.4 million in capital expenditures compared to $24.1 million for the corresponding period in 1998 (including intangible assets but excluding acquisition of businesses).

                                                                      OpTel, Inc


FINANCIAL & OPERATIONAL DATA

RESTATED DATA EXCLUDING RETURNED UNITS

                                                      May 31,        August 31,      November 30,     FEBRUARY 28,       MAY 31,
                                                       1998             1998             1998             1999             1999
                                                    ----------      -----------      -----------      -----------      -----------
Cable Television
   UNITS UNDER CONTRACT (NOTE 1)                       424,876          426,444          429,625          429,227          436,487
   AS A % OF MARKET (NOTE 2)                              14.2%            14.2%            14.3%            14.3%            14.5%
   UNITS PASSED (NOTE 1)                               390,770          392,699          394,867          395,089          397,476
   BASIC CUSTOMERS (NOTE 1)                            213,903          213,046          214,390          214,820          217,750
   PENETRATION                                            54.7%            54.3%            54.3%            54.4%            54.8%
   PAY TO BASIC RATIO (NOTE 3)                            86.7%            84.5%            83.6%            80.9%            83.7%
   AVERAGE MONTHLY REVENUE PER CUSTOMER (NOTE 4)   $     27.74      $     29.05      $     29.42      $     28.98      $     30.10

Telecommunications
   UNITS UNDER CONTRACT (NOTE 1)                        88,955           93,562          106,087          106,333          115,460
   AS A % OF MARKET (NOTE 2)                               3.0%             3.1%             3.6%             3.6%             3.7%
   UNITS PASSED (NOTE 1)                                32,355           34,895           41,523           46,686           49,507
   LINES (NOTE 1)                                        7,446            8,990           10,229           12,975           16,560
   PENETRATION                                            23.0%            25.8%            24.6%            27.8%            33.4%
   AVERAGE MONTHLY REVENUE PER LINE (NOTE 4)       $     50.63      $     46.09      $     46.30      $     43.07      $     51.40
   COLLOCATION ADDRESSABLE MARKET (UNITS)                   --               --               --               --           29,000

High Speed Internet
   UNITS UNDER CONTRACT (NOTE 1)                                                           1,225           17,879           35,272
   AS A % OF MARKET (NOTE 2)                                                                  --              0.6%             1.2%
   UNITS PASSED (NOTE 1)                                                                     126            6,600           13,016
   BASIC CUSTOMERS (NOTE 1)                                                                    3               76              273
   PENETRATION                                                                               2.4%             1.2%             2.1%
   AVERAGE MONTHLY REVENUE PER CUSTOMER (NOTE 4)                                     $     42.81      $     41.65      $     42.26

1. Units under contract represents the number of units currently passed and additional units with respect to which the Company has entered into Rights of Entry for the provision of cable television and telecommunication services, respectively, but which the Company has not yet passed and which the Company expects to pass within the next five years. All figures have been restated to reflect the return of 7,287 units (6,511 cable and 776 telephone) of the Returned Units comprising 3,203 cable customers and 254 telephone lines.

2. Based on an estimated 3.0 million units (as of March 25, 1998) in MDU's with greater than 150 units located in the Company's markets as estimated by industry sources and updated using Company estimates as necessary.

3. In common with most other cable television providers the Company has revised the method of reporting premium penetration to include all premium units in the calculation.

4. Represents average monthly revenue per the average number of basic customers/lines for the fiscal periods ended as of the date shown.

                                                                      OpTel, Inc


DATA INCLUSIVE OF ALL ICS PROPERTIES

                                                     May 31,        August 31,      November 30,     FEBRUARY 28,       MAY 31,
                                                      1998             1998             1998             1999             1999
                                                  -----------      -----------      -----------      -----------      -----------
Cable Television
   UNITS UNDER CONTRACT (NOTE 1)                      431,387          432,955          436,136          435,738          436,487
   AS A % OF MARKET (NOTE 2)                             14.4%            14.4%            14.5%            14.5%            14.5%
   UNITS PASSED (NOTE 1)                              397,281          399,210          401,378          401,600          397,476
   BASIC CUSTOMERS (NOTE 1)                           217,106          216,249          217,593          218,023          217,750
   PENETRATION                                           54.6%            54.2%            54.2%            54.3%            54.8%
   PAY TO BASIC RATIO (NOTE 3)                           86.7%            84.5%            83.6%            80.9%            83.7%
   AVERAGE MONTHLY REVENUE PER CUSTOMER (NOTE 4)  $     27.74      $     29.05      $     29.42      $     28.98      $     30.10

Telecommunications
   UNITS UNDER CONTRACT (NOTE 1)                       89,731           94,338          106,863          107,109          115,460
   AS A % OF MARKET (NOTE 2)                              3.0%             3.1%             3.6%             3.6%             3.8%
   UNITS PASSED (NOTE 1)                               33,131           35,671           42,299           47,462           49,507
   LINES (NOTE 1)                                       7,700            9,244           10,483           13,229           16,560
   PENETRATION                                           23.2%            25.9%            24.8%            27.9%            33.4%
   AVERAGE MONTHLY REVENUE PER LINE (NOTE 4)      $     50.63      $     46.09      $     46.30      $     43.07      $     51.40
   COLLOCATION ADDRESSABLE MARKET (UNITS)                  --               --               --               --           29,000

High Speed Internet
   UNITS UNDER CONTRACT (NOTE 1)                                                          1,225           17,879           35,272
   AS A % OF MARKET (NOTE 2)                                                                 --              0.6%             1.2%
   UNITS PASSED (NOTE 1)                                                                    126            6,600           13,016
   BASIC CUSTOMERS (NOTE 1)                                                                   3               76              273
   PENETRATION                                                                              2.4%             1.2%             2.1%
   AVERAGE MONTHLY REVENUE PER CUSTOMER (NOTE 4)                                    $      42.81     $      41.65     $      42.26

1. Units under contract represents the number of units currently passed and additional units with respect to which the Company has entered into Rights of Entry for the provision of cable television and telecommunication services, respectively, but which the Company has not yet passed and which the Company expects to pass within the next five years. Amounts for all periods, excluding May 31, 1999, include all units acquired from ICS as of April 1998. The May 31, 1999 figures reflect the return of 7,287 units (6,511 cable and 776 telephone) of the Returned Units comprising 3,203 cable customers and 254 telephone lines. Excluding the Returned Units, units under contract were up 14% year-over-year (2.7% cable and 30% telecommunications) with customers growing by 6% year-over-year (1.8% cable and 122% telecommunications).

2. Based on an estimated 3.0 million units (as of March 25, 1998) in MDU's with greater than 150 units located in the Company's markets as estimated by industry sources and updated using Company estimates as necessary.

3. In common with most other cable television providers the Company has revised the method of reporting premium penetration to include all premium units in the calculation.

4. Represents average monthly revenue per the average number of basic customers/lines for the fiscal periods ended as of the date shown.

                                                                      OpTel, Inc

CONDENSED STATEMENTS OF OPERATIONS
($'S  IN THOUSANDS)
(UNAUDITED)

                                                                                    Quarter Ended
                                                                                       May 31,
                                                                                 1999           1998
                                                                               --------        -------
REVENUES
  Cable television                                                               19,823         16,949
  Telecommunications                                                              2,236          1,077
                                                                              ---------      ---------
       Total revenues                                                            22,059         18,026

OPERATING EXPENSES:
  Programming, access fees and revenue sharing                                  (10,498)        (7,795)
  Customer support, general and administrative                                  (15,954)        (9,146)
  Depreciation and amortization                                                  (9,136)        (7,673)
                                                                              ---------      ---------
       Total operating expenses                                                 (35,588)       (24,614)
                                                                              ---------      ---------

LOSS FROM OPERATIONS                                                            (13,529)        (6,588)

OTHER
  Interest expense, net                                                         (11,652)        (7,574)
                                                                              ---------      ---------

NET LOSS                                                                      $ (25,181)     $ (14,162)
                                                                              =========      =========

NET LOSS ATTRIBUTABLE TO COMMON EQUITY                                        $ (28,518)     $ (17,758)
                                                                              =========      =========



CONDENSED CONSOLIDATED BALANCE SHEETS
($'S  IN THOUSANDS)
(UNAUDITED)

                                                                                        May 31,
                                                                                 1999           1998
                                                                              ---------      ---------
ASSETS
Cash and short term investments                                                  35,507         99,704
Restricted investments                                                           39,235         55,294
Property, plant & equipment                                                     326,045        251,324
Intangibles &
Other assets                                                                    173,947        169,776
                                                                              ---------      ---------
Total                                                                           574,734        576,098
                                                                              =========      =========
LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable & other liabilities                                             54,724         35,730
Drawn portion of long term bank debt                                                 --        125,000
Dividends payable                                                                    --          4,068
Notes payable & deferred acquisition liabilities                                428,631        228,786
                                                                              ---------      ---------
Total liabilities                                                               483,355        393,224
Stockholders' equity                                                             91,379        182,874
                                                                              ---------      ---------
Total                                                                           574,374        576,098
                                                                              =========      =========


THE FOREGOING INCLUDES CERTAIN FORWARD LOOKING STATEMENTS THAT ARE IDENTIFIED BY WORDS SUCH AS "EXPECT" AND SIMILAR EXPRESSIONS. ACHIEVEMENT OF SUCH EXPECTATIONS IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHERS, THE AVAILABILITY OF ADDITIONAL FINANCING ON A TIMELY BASIS AND ON REASONABLE TERMS, OBTAINING VARIOUS REGULATORY APPROVALS AND SUCCESSFUL MANAGEMENT OF THE COMPANY'S EXPANSION PLANS.